Exhibit 23.1	Consent of Jorgensen & Co.

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated January 19, 2009 on the October 31, 2008 and October 31, 2007 audited financial statements for Auror Capital Corp. as included in the amended Form SB-2 on Form S-1 filed by Auror Capital Corp. on or about July 27, 2009, including 2,112,500 shares of common stock for an aggregate offering price of $215,500.

/s/ Jorgensen & Co.
JORGENSEN & CO.
July 27, 2009